UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                         SCHEDULE 13D/A

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 7)

                     THE ALPINE GROUP, INC.
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                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.10 PER SHARE
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                   (Title Class of Securities)

                            020825105
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                         (CUSIP Number)

                      Mikhail A. Filimonov
                        Dimitri Sogoloff
              Alexandra Investment Management, Ltd.
        (formerly named Hermes Capital Management, Ltd.)
                         237 Park Avenue
                    New York, New York  10017
                         (212) 808-3780
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        October 31, 1996
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D/A, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

                         SCHEDULE 13D/A

CUSIP No.    020825105                    Page  2  of  7  Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Alexandra Investment Management, Ltd.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) [  ]   (B)[  ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

          AF,OO
  5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)        [  ]


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
NUMBE 7      SOLE VOTING POWER
R OF
SHARE          1,449,591 shares**
  S
BENEF 8      SHARED VOTING POWER
ICIAL
 LY
OWNED
 BY   9      SOLE DISPOSITIVE POWER
EACH
REPOR          1,449,591 shares**
T-ING
PERSO 10     SHARED DISPOSITIVE POWER
  N
WITH
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,449,591 shares**
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                       [  ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%
 14   TYPE OF REPORTING PERSON*

          IA,CO

**   Shares reported herein are also beneficially owned by other reporting persons.  See Item 5.

                         SCHEDULE 13D/A

CUSIP No.    020825105                    Page  3  of  7  Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Dimitri Sogoloff
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) [  ]   (B)[  ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

          AF,OO
  5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)         [  ]


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
NUMBE 7      SOLE VOTING POWER
R OF
SHARE          -0-
  S
BENEF 8      SHARED VOTING POWER
ICIAL
 LY              1,449,591 shares**
OWNED
 BY   9      SOLE DISPOSITIVE POWER
EACH
REPOR          -0-
T-ING
PERSO 10     SHARED DISPOSITIVE POWER
  N              1,449,591 shares**
WITH
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,449,591 shares**
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                       [  ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%
 14   TYPE OF REPORTING PERSON*

          IN

**   Shares reported herein are also beneficially owned by other reporting persons.  See Item 5.

                         SCHEDULE 13D/A

CUSIP No.    020825105                    Page  4  of  7  Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Mikhail A. Filimonov
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) [  ]   (B)[  ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

          AF,OO
  5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)         [  ]


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
NUMBE 7      SOLE VOTING POWER
R OF
SHARE          -0-
  S
BENEF 8      SHARED VOTING POWER
ICIAL
 LY              1,449,591 shares**
OWNED
 BY   9      SOLE DISPOSITIVE POWER
EACH
REPOR          -0-
T-ING
PERSO 10     SHARED DISPOSITIVE POWER
  N              1,449,591 shares**
WITH
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,449,591 shares**
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                       [  ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%
 14   TYPE OF REPORTING PERSON*

          IN

**   Shares reported herein are also beneficially owned by other reporting persons.  See Item 5.



     This Amendment No. 7 amends and supplements the Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, $.10 par value per share (the "Common Stock"), of The Alpine Group, Inc., a Delaware corporation (the "Company"), previously filed by Hermes Capital Management, Ltd. (the "Advisor") and certain related persons. Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.


                          *     *     *

Item 2 is hereby amended to add the following information:


ITEM 2. IDENTITY AND BACKGROUND

     The  Adviser  has  changed its name to Alexandra  Investment
Management, Ltd.

Item 4 is hereby amended to add the following information:


ITEM 4. PURPOSE OF TRANSACTION

     The sale of shares of Common Stock described in Items 5 and 6 hereof was effected as an investment management decision. Subject to the terms of the Exchange Agreement, the Adviser, the Partnership, and the Other Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of their shares of Common Stock at any time.

     Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5 is hereby amended to add the following information:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, a managed account of the Adviser directly beneficially owned 1,449,591 shares of Common Stock, comprising approximately 7.95% of the approximately 18,240,920 shares of Common Stock outstanding, (as reported in the Company's Quarterly Report on Form 10-Q to be outstanding as of September 11, 1996). In its capacity as investment adviser to the managed account, such shares may also be deemed to be owned beneficially by the Adviser and, in their capacity as executive officers of the Adviser, also by Messrs. Sogoloff and Filimonov.

     (b) The Advisor, in its capacity as investment adviser to the managed account, may be deemed to have the power to vote or to dispose of the 1,449,591 shares of Common Sock owned by the managed account. In their capacity as executive officers of the Adviser, Messrs. Sogoloff and Filimonov may be deemed to have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the Exchange Act.

     (c) Pursuant to a Purchase Agreement (the "Purchase Agreement") dated as of October 31, 1996 between the Adviser and the Company, the Adviser converted the 160,000 shares of 8% Preferred Stock directly beneficially owned by a managed account into 1,769,911 shares of Common Stock (based on the existing conversion price of $4.52 per share) and then sold these shares of Common Stock to the Company for an aggregate purchase price of $13,195,000 in cash (approximately $7.455 per share). In addition, on September 16, 1996, 26,500 shares of Common Stock were sold at $6.9186 per share. On October 25, 1996, 3,000 shares of Common Stock were sold at a price of $7-3/8 per share and, on October 24, 1996, 25,500 shares of Common Stock were sold at a price of $7-1/4 per share. The transactions were effected in broker transactions.

Item 6 is hereby amended to add the following information:

ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
      RESPECT TO SECURITIES OF THE ISSUER

     The Purchase Agreement provided for (i) the conversion of the 8% Preferred Stock and the sale to the Company of the 1,769,111 shares of Common Stock issued upon such conversion for an aggregate cash purchase price of $13,195,000 and (ii) the sale to the Company of an aggregate principal amount of $10 million of 12-1/4% Series B Senior Secured Notes due 2003 of the Company, directly beneficially owned by an entity for which the Adviser acts as investment adviser, for an aggregate cash consideration of $11,320,000.

                           SIGNATURES
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 6, 1996

                         ALEXANDRA INVESTMENT MANAGEMENT, LTD.



                         By:    /s/Dimitri Sogoloff



                           ----------------------------------
                           Dimitri Sogoloff, President



                         /s/Dimitri Sogoloff
                         -------------------------------------
                         DIMITRI SOGOLOFF



                         /s/Mikhail A. Filimonov
                         --------------------------------------
                         MIKHAIL A. FILIMONOV